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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTORS
                                ---------------------

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AMVESCAP PLC
855209
IMMEDIATE RELEASE   10 NOVEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)   NAME OF COMPANY                           2)  NAME OF DIRECTOR

     AMVESCAP PLC                                  CHARLES BRADY
 ...............................................................................
3)   Please state whether                      4)  Name of the registered
     notification indicates                        holder(s) and, if more
     that it is in respect                         than one holder, the
     of holding of the                             number of shares held
     Director named in 2                           by each of them. (If
     above or holding of                           notified).
     that person's spouse
     or children under the
     age of 18 or in respect
     of a non-beneficial interest.

     NOTIFICATION IS IN RESPECT
     OF THE DIRECTOR NAMED IN 2                    -
     ABOVE.
 ...............................................................................
5)   Please state whether notification         6)  Please state the nature
     relates to a person(s) connected              of the transaction and
     with the Director named                       the nature and extent of
     in 2 above and identify                       the directors interest
     the connected person(s).                      in the transaction.

     AS 3 ABOVE                                     SALE OF SHARES
                                                    AND GIFT TO CHARITY.
 ...............................................................................
7)   Number of shares/amount                   8)       ( . %)
     of stock purchased                             of issued Class


 ...............................................................................
9)   Number of shares/amount                   10)      (0.028%)
     of stock disposed                              of issued Class

      157,425 SOLD
       42,575 GIFTED TO CHARITY
 ...............................................................................
11)  Class of security                         12)  Price per share

     ORDINARY SHARES                                (pound sterling)16.425509
 ...............................................................................
13)  Date of transaction                       14)  Date company informed

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     9 NOVEMBER 2000                                9 NOVEMBER 2000
 ...............................................................................
15)  Total holding following                   16)  Total percentage holding
     this notification                              of issued class following
                                                    this notification

        4,648,507                                   0.66%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)  Date of grant                             18)  Period during which or
                                                    date on which exercisable

           -                                        -
 ...............................................................................
19)  Total amount paid (if any)                20)  Description of shares or
     for grant of the option                        debentures involved:
                                                    class, number

           -                                        -
 ...............................................................................
21)  Exercise price (if fixed                  22)  Total number of shares or
     at time of grant) or                           debentures over which
     indication that price is                       options held following
     to be fixed at time of                         this notification
     exercise

           -                                        -
 ...............................................................................
23)  Any additional information                24)  Name of contact and tele-
                                                    phone number for queries

           -                                        ANGELA TULLY
                                                    020 7454 3652

25)  Name and signature of                          ANGELA TULLY
     authorised company                             AMVESCAP PLC
     official responsible                           ASSISTANT COMPANY SECRETARY
     for making this
     notification

     Date of Notification    10 NOVEMBER 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  10 November, 2000                 By  /s/ ANGELA TULLY
      -----------------                    ---------------------------
                                                   (Signature)

                                             Angela Tully
                                             Assistant Company Secretary